Eric J. Gervais

Partner

4801 Main Street, Suite 1000

Kansas City, MO 64112

Direct: 816.983.8362

Fax: 816.983.8080

eric.gervais@huschblackwell.com

January 22, 2014

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Larry L. Greene, Senior Counsel

Re:	Tortoise Energy Infrastructure Corporation (the “Company”)

Dear Larry:

Today the Company filed via EDGAR a Post-Effective Amendment to its shelf Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940 for the purpose of bringing its financial statements up to date and making certain other non-material changes. Marked copies of the Company’s Prospectus and Statement of Additional Information included in the Registration Statement showing all changes since the Registration Statement was last filed will be sent to you electronically.

In prior conversations we discussed the Company’s desire, and the Staff’s intention, to reduce the time of review of the Company’s Post-Effective Amendment filings and thus reduce the adverse impact to the Company resulting from its inability to sell its securities while awaiting Staff review. In light of these conversations and the minor scope of the changes to the Registration Statement, we are hereby requesting selective review of the filing.

Please contact the undersigned at (816) 983-8362, or Steve Carman at (816) 983-8153, with questions or comments regarding the Registration Statement.

Sincerely, /s/ Eric J. Gervais Eric J. Gervais